

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2023

Michael James McMullen
Chief Executive Officer
Metals Acquisition Limited
3rd Floor, 44 Esplanade, St.
St. Helier, Jersey, JE4 9WG

> **Re: Metals Acquisition Limited**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed March 24, 2023**
> **File No. 333-269007**

Dear Michael James McMullen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-4

Summary of the Proxy Statement/Prospectus
Organizational Structure, page 29

1. We note your response to our prior comment 3. Please clarify whether the shares held by the PIPE Investors also includes the ownership interests held by MAC's directors and officers.

Risk Factors
New MAC will incur a significant amount of debt in connection with the Business Combination
that is secured by substantially all of New MAC, page 78

2. Please revise your risk factor disclosure here to reflect the Debt Facilities you have
    entered into conditional upon the consummation on the Business Combination. In this
    regard, address your request to Senior Lenders to amend the SFA to update your covenant
    to maintain a ratio of total net debt to of total net debt to EBITDA of not more than 3.25
    (for the first 12 months after financial close of the Senior Facilities) or 3.00 thereafter and
    discuss the Company's risk of default under the SFA if the covenant is not so amended.

The Business Combination Proposal
MAC Board's Reasons for Approval of the Business Combination
Attractive Valuation Relative to Peers , page 120

3. We note your response to our prior comment 11. Please clarify, if true, that out of the
    comparable peers you only considered the NAV multiples for OZ Minerals, 29Metals, and
    Sandfire and that these precedent transactions were selected out of the larger group of peer
    companies because they primarily operate Australian assets. Also summarize how the
    peer multiples were extrapolated for this analysis.

(r) Interest on debt facilities and Glencore Deferred Consideration, page 186

4. Please show us and disclose the components of finance costs of $40,531 included in
    adjustment (r). In addition, it appears based on 14.9% applicable interest rate disclosed,
    interest on $135 million mezzanine facility would be approximately $20 million rather
    than $14.5 million reported in the table. Please revise or advise

Unaudited Pro Forma Condensed Combined Financial Information
Note 5-Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
(q) Reversal of Acquisition cost, Formation and operating Costs, page 186

5. We note your adjustment (q) to eliminate MAC historical operating and formation costs of
    $2,117 and acquisition costs relating to the due diligence costs incurred to consummate
    the proposed Business Combination of $7,625. Considering these historical operating
    costs and historical acquisition related transaction costs were incurred and recognized by
    MAC during the year, please explain how these adjustments to eliminate these historical
    costs are appropriate and comply with Rule 11-02(a)(6)(i) of Regulation S-X. Please
    revise or advise. In addition, if these costs will not recur beyond 12 months after the
    transaction, please disclose.

Note 6-Management Adjustments, page 187

6. You disclose that management adjustments reflect adjustments for estimated corporate
    costs to New MAC post the transaction. Tell us how these adjustments comply with Rule

       11-02(a)(7)(i)(B) of Regulation S-X. Please revise to quantify each management adjustment and indicate whether it represents a synergy or dis-synergy. Please revise to provide the basis for and material limitations of each management's adjustment, including any material assumptions or uncertainties of such adjustment, an explanation of the method of the calculation of the adjustment, if material, and the estimated time frame you expect to incur the additional costs. Refer to Rule 11-02(a)(7)(ii)(D)of Regulation S-X.

7.   Please tell us why diluted loss per share under both the scenarios of $(0.17) and $(0.23) is lower than basic loss per share of $(0.22) and $(0.32) respectively and how your computation complies with ASC 280-10-45-17. Please revise or advise.

Form F-4/A Filed March 24, 2023
Business of CMPL, page 251

8.   Please disclose the following with respect to your qualified persons to comply with Item 1302(b)(5) of Regulation S-K:
- state whether each qualified person who prepared the technical report summary is an employee of the registrant; and if not
- name the qualified person's employer, and
- indicate whether the qualified person or the qualified person's employer is affiliated with the registrant or another entity that has an ownership, royalty, or other interest in the property that is the subject of the technical report summary, and
- if affiliated, describe the nature of the affiliation.

Item 21. Exhibits and Financial Statements Schedules, page II-2

9.   Exhibit 23.7 includes a qualified person consent that takes responsibility for authoring Section 9.4 of the technical report summary. However the signature page on page 2 of the revised technical report summary indicates that the consulting group is responsible for authoring sections 7, 8, 9 and 11. Please explain these differences and arrange to file an updated qualified person consent.

10.   We note your technical report summary for the CSA Copper Mine that has been filed as Exhibit 96.1. Table 19.1 of the economic section of your technical report summary appears to include line items related to royalties, metal streams, or other offtake agreements, such as the line items that are titled royalties and cash financing costs. Please tell us the extent to which royalty, streaming, or other offtake agreements have been summarized and included in the economic analysis for the CSA Copper Mine. To the extent your royalty, streaming, or other offtake agreements have not been incorporated into your technical report summary and economic analysis, please comment on the materiality of the agreement and explain why the particular agreement has not been included in the economic analysis. Based on your response and analysis you may need to arrange to file an updated technical report summary.

Exhibits

11.   We note the legal opinion filed as Exhibit 5.1 is limited to matters of Jersey law and practice as at the date thereof and counsel has made no investigation and express no opinion with respect to the law or practice of any other jurisdiction. Please have counsel revise the legal opinion filed as Exhibit 5.1 to additionally opine as to New York law. In this regard, we note your warrant agreement and form of warrant, which govern the terms of the warrants, are each governed by the laws of the State of New York. For guidance, refer to Section II.B.1.f and II.B.3.b of Staff Legal Bulletin 19.

General

12.   We note your revisions in response to prior comment 49 and reissue the comment. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders under the redemption scenarios presented.

        You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 for engineering related questions. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Irene Barberena-Meissner, Attorney-Adviser, at (202) 551-6548 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Will Burns